The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion. Dated October 29, 2019 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-224495 and 333-224495-03

Citigroup Global Markets Holdings Inc. $ S&P/TSX 60 Index-Linked Notes due All Payments Due from Citigroup Global Markets Holdings Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Unlike conventional debt securities, the notes offered by this pricing supplement do not pay interest and do not repay a fixed amount of principal at maturity. The amount that you will be paid on your notes on the maturity date (expected to be the second business day after the scheduled determination date) is based on the performance of the U.S. dollar value of the S&P/TSX 60 Index (the “underlier”) as measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). We will determine the U.S. dollar value of the underlier (which we refer to as the adjusted closing level of the underlier) by dividing the closing level of the underlier on the relevant day by the Canadian dollar/U.S. dollar exchange rate (expressed as the amount of Canadian dollars per one U.S. dollar) on that day. The initial underlier level and the final underlier level will incorporate this U.S. dollar adjustment. If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and may be higher or lower than the actual adjusted closing level of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (set on the trade date and expected to be between $1,161.10 and $1,189.00 for each $1,000 stated principal amount of your notes). However, if the final underlier level declines from the initial underlier level, the return on your notes will be negative and you will lose 1% of the stated principal amount of your notes for every 1% of that decline. You could lose your entire investment in the notes. In exchange for the upside participation feature of the notes, you must be willing to forgo (i) any return in excess of the maximum return at maturity of 16.11% to 18.90% (set on the trade date and results from the maximum settlement amount), (ii) any dividends paid on the stocks included in the underlier and (iii) interest on the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the level of the underlier from the initial underlier level (set on the trade date) to the final underlier level on the determination date. On the maturity date, for each $1,000 stated principal amount note you then hold, you will receive an amount in cash equal to:

•	if the underlier return is zero or positive (the final underlier level is equal to or greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 300% times (c) the underlier return, subject to the maximum settlement amount; or

•	if the underlier return is negative (the final underlier level is less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000. This amount will be less than $1,000 and may be zero.

Any appreciation of the U.S. dollar between the trade date and the determination date against the Canadian dollar (i.e., the exchange rate increases) will negatively impact the return on the underlier and on your notes.

The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any amount due under the notes. The notes will not be listed on any securities exchange and may have limited or no liquidity.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-12.

	Issue Price(1)	Underwriting Discount(2)	Net Proceeds to Issuer
Per Note:	$1,000.00*	$16.70	$983.30
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be between $946.50 and $966.50 per note, which will be less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of the issuer, is the underwriter for the offering of the notes and is acting as principal. The total underwriting discount in the table above assumes that the underwriter receives an underwriting discount for each note sold in this offering. For more information on the distribution of the notes, see “Summary Information—Key Terms—Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

* The issue price will be between $983.30 and $1,000.00 for investors in certain fee-based advisory accounts, reflecting a foregone underwriting discount with respect to such notes. Please see “Supplemental plan of distribution” on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are part of the Medium-Term Senior Notes, Series N of Citigroup Global Markets Holdings Inc. This pricing supplement is a supplement to the documents listed below and should be read together with such documents, which are available at the following hyperlinks:

•	Product Supplement No. EA-02-08 dated February 15, 2019

•	Underlying Supplement No. 8 dated February 21, 2019

•	Prospectus Supplement and Prospectus each dated May 14, 2018

Citigroup Global Markets Inc.

Pricing Supplement No. 2019—USNCH3099 dated----------, 2019

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

CGMI may use this pricing supplement in the initial sale of the notes. In addition, CGMI or any other affiliate of Citigroup Inc. may use this pricing supplement in a market-making transaction in a note after its initial sale.

S&P/TSX 60 Index-Linked Notes due

INVESTMENT THESIS

•     For investors who seek modified exposure to the performance of the U.S. dollar value of the underlier, with the opportunity to participate on a leveraged basis in a limited range of potential appreciation of the underlier.

•     In exchange for the leveraged upside exposure, investors must be willing to forgo (i) participation in any appreciation of the underlier beyond the cap level, (ii) any dividends that may be paid on the stocks included in the underlier and (iii) interest on the notes. Investors must also be willing to lose some, and up to all, of their investment in the notes if the underlier depreciates from the initial underlier level.

•     Investors must be willing to accept exposure to the Canadian dollar/ U.S. dollar exchange rate such that their return on the notes will be negatively impacted if the Canadian dollar/ U.S. dollar exchange rate (expressed as the number of Canadian dollars needed to buy one U.S. dollar) increases from the initial exchange rate on the trade date to the exchange rate on the determination date.

•     Investors must be willing to accept the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. and an investment that may have limited or no liquidity.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 stated principal amount note you then hold, you will receive (as a percentage of the stated principal amount):

•     If the final underlier level is equal to or above 100.00% of the initial underlier level: 100.00% plus the product of the upside participation rate of 300% times the underlier return, subject to a maximum settlement amount of between 116.11% to 118.90% of the stated principal amount

•     If the final underlier level is below 100.00% of the initial underlier level: 100.00% minus 1.00% for every 1.00% that the underlier has declined below the initial underlier level

If the final underlier level declines from the initial underlier level, the return on the notes will be negative and you could lose your entire investment in the notes.

KEY TERMS

Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlier:	The S&P/TSX 60 Index (ticker symbol: “SPTSX60”)
Underlying Currency:	With respect to the underlier, the Canadian dollar
Stated Principal Amount:	$ in the aggregate; each note will have a stated principal amount equal to $1,000
Trade Date:
Settlement Date:	Expected to be the fifth scheduled business day following the trade date. See “Supplemental plan of distribution” on page PS-6 in this pricing supplement for additional information.
Determination Date:	To be set on the trade date and expected to be between 18 and 21 months after the trade date. The determination date is subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur.
Maturity Date:	To be set on the trade date and expected to be the second business day after the scheduled determination date. In the event the determination date is postponed, the maturity date will be the second scheduled business day after the determination date, as postponed.
Initial Underlier Level:	To be set on the trade date and may be an intraday level which may be higher or lower than the actual adjusted closing level of the underlier on the trade date
Final Underlier Level:	The adjusted closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Upside Participation Rate:	300.00%
Maximum Settlement Amount:	To be set on the trade date and expected to be between $1,161.10 and $1,189.00 per $1,000 stated principal amount note
Cap Level:	To be set on the trade date and expected to be between 105.37% and 106.30% of the initial underlier level
Adjusted Closing Level:	On any relevant day, the closing level of the underlier on that day divided by the exchange rate on that day
Exchange Rate:	The exchange rate, on any relevant day, will be expressed as an exchange rate of Canadian dollars per one U.S. dollar and will equal the Canadian dollar (CAD) value of one U.S. dollar (USD), as reported by Thomson Reuters (“Reuters”) on Reuters page “WMRSPOT09” under the caption “MID,” or any substitute Reuters page, at approximately 4:00 p.m., London time, as determined by the calculation agent
CUSIP/ISIN:	17327TVB9 / US17327TVB96

HYPOTHETICAL PAYMENT AT MATURITY*

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Stated Principal Amount)
200.000%	116.110%
175.000%	116.110%
150.000%	116.110%
105.370%	116.110%
102.500%	107.500%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

*assumes the cap level is set at the bottom of the cap level range of between 105.37% and 106.30% of the initial underlier level

RISKS

Please read the section titled “Summary Risk Factors” in this pricing supplement as well as the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

SUMMARY INFORMATION

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity, such as market disruption events and other events affecting the underlier. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Securities—Consequences of a Market Disruption Event; Postponement of a Valuation Date” and “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Index—Discontinuance or Material Modification of an Underlying Index,” and not in this pricing supplement. The accompanying underlying supplement contains important disclosures regarding the S&P 500® Index, which uses the same overall approach to index calculation as the underlier, that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement. References to “securities” in the accompanying product supplement include the notes.

Key Terms

Issuer: Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee: all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Underlier: the S&P/TSX 60 Index (ticker symbol: “SPTSX60”), as maintained by S&P Dow Jones Indices LLC (the “underlier sponsor”). The underlier is referred to as the “underlying index” and the underlier sponsor is referred to as the “underlying index publisher” in the accompanying product supplement.

Underlying currency: with respect to the underlier, the Canadian dollar

Stated principal amount: each note will have a stated principal amount of $1,000

Purchase at amount other than the stated principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the stated principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the stated principal amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Summary Risk Factors — If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-16 of this pricing supplement.

Cash settlement amount (paid on the maturity date): on the maturity date, for each $1,000 stated principal amount of notes you then hold, we will pay you an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final underlier level is greater than or equal to the initial underlier level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return; or

•	if the final underlier level is less than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000.

Initial underlier level (to be set on the trade date, which may be an intraday level and which may be higher or lower than the actual adjusted closing level of the underlier on the trade date):

Final underlier level: the adjusted closing level of the underlier on the determination date, except in the limited circumstances described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Discontinuance or Material Modification of an Underlying Index” on page EA-39 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Determining the Closing Level” on page EA-36 of the accompanying product supplement and under “Determination date” below.

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage

Upside participation rate: 300.00%

Cap level (to be set on the trade date): expected to be between 105.37% and 106.30% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,161.10 and $1,189.00 per $1,000 stated principal amount note

Trade date: ----------. The trade date is referred to as the “pricing date” in the accompanying product supplement.

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date. See “Supplemental plan of distribution” below for additional information.

Determination date (to be set on the trade date): expected to be between 18 and 21 months after the trade date. The determination date is referred to as the “valuation date” in the accompanying product supplement. The provisions set forth below supersede the provisions described under “Description of the Securities — Consequences of a Market Disruption Event; Postponement of a Valuation Date” on pages EA-21 and EA-22 of the accompanying product supplement to the extent inconsistent with those provisions.

If the scheduled determination date is a market disrupted day (as defined below) or a currency disrupted day (as defined below), the determination date will be postponed to the earliest day on which the closing level of the underlier and the exchange rate have been established, as described below:

(a) if the determination date is being postponed due to a market disrupted day, the calculation agent will use the closing level and the exchange rate on the immediately succeeding scheduled trading day that is not a market disrupted day to calculate the adjusted closing level for the determination date, provided that if that scheduled trading day is a currency disrupted day, the calculation agent will use the exchange rate on the immediately succeeding business day that is not a currency disrupted day instead; and

(b) if the determination date is being postponed due to a currency disrupted day (but not a market disrupted day), the calculation agent will use the closing level on the originally scheduled determination date and the exchange rate on the immediately succeeding business day that is not a currency disrupted day to calculate the adjusted closing level for the determination date.

In no event, however, will the determination date be postponed to a date that is after the final disrupted determination date (as defined below). If the determination date has been postponed to the final disrupted determination date and on that day, the closing level of the underlier has not been established in accordance with this section, the calculation agent will determine the closing level of the underlier for the determination date on that final disrupted determination date in accordance with the formula for and method of calculating the closing level last in effect prior to the commencement of the market disruption event (or prior to the non-scheduled trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent’s good faith estimate of the closing price that would have prevailed but for that suspension or limitation or non-trading day) on that final disrupted determination date of each security most recently constituting the underlier.

If a determination date has been postponed to the final disrupted determination date and that day is a currency disrupted day, the calculation agent will determine the exchange rate applicable to the underlier for that determination date on that final disrupted determination date in good faith and in a commercially reasonable manner, taking into account the latest available quotation for the exchange rate and any other information that it deems relevant.

For purposes of this section, the “final disrupted determination date” means the fifth scheduled trading day after the determination date, as originally scheduled.

Market disrupted day: with respect to the underlier, a day that is not a scheduled trading day or a day on which a market disruption event occurs or is continuing with respect to the underlier

Currency disrupted day: a day that is not a currency business day with respect to the underlying currency of the underlier or a day on which a market disruption event occurs or is continuing with respect to the underlying currency of the underlier

Maturity date (to be set on the trade date): expected to be the second business day after the scheduled determination date. In the event the determination date is postponed, the maturity date will be the second scheduled business day after the determination date, as postponed.

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the notes will not be subject to redemption before maturity

Adjusted closing level: on any relevant day, the closing level of the underlier on that day divided by the exchange rate on that day.

Exchange rate: The exchange rate, on any relevant day, will be expressed as an exchange rate of Canadian dollars per one U.S. dollar and will equal the Canadian dollar (CAD) value of one U.S. dollar (USD), as reported by Thomson Reuters (“Reuters”) on Reuters page “WMRSPOT09” under the caption “MID,” or any substitute Reuters page, at approximately 4:00 p.m., London time, as determined by the calculation agent.

Currency business day: with respect to the underlying currency, a “currency business day” is a day on which The WM Company, through its currency market data services, publishes spot rates for the Canadian dollar relative to the U.S. dollar. Dates on which The WM Company does not, through its currency market data services, publish spot rates for the Canadian dollar relative to the U.S. dollar may be found on its website, www.wmcompany.com. Information contained in The WM Company’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in The WM Company’s website.

Business day: as described under “Description of the Securities — General” on page EA-20 in the accompanying product supplement

Scheduled trading day: as described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” on page EA-37 of the accompanying product supplement.

Market disruption events: with respect to the underlier, as described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Index — Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” on page EA-37 of the accompanying product supplement, and, with respect to the underlying currency relative to the U.S. dollar, the occurrence of any of the following with respect to the underlying currency:

(a) a convertibility event;

(b) a deliverability event;

(c) a liquidity event;

(d) a taxation event;

(e) a discontinuity event; or

(f) a price source disruption event,

in each case as determined by the calculation agent in its sole discretion and in the case of an event described in clause (a), (b), (c), (d) or (e) above, a determination by the calculation agent in its sole discretion that such event materially interferes with the issuer’s ability or the ability of any of its affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A “convertibility event” with respect to the underlying currency means an event that, in effect, prevents, restricts or delays a market participant’s ability to:

•	convert the underlying currency into U.S. dollars or convert U.S. dollars into the underlying currency through customary legal channels; or

•	convert the underlying currency into U.S. dollars at a rate at least as favorable as the rate for domestic institutions located in the underlying currency country or convert U.S. dollars into the underlying currency at a rate at least as favorable as the rate for domestic institutions located in the United States.

A “deliverability event” with respect to the underlying currency means an event that has the effect of preventing, restricting or delaying a market participant from:

•	delivering the underlying currency from accounts inside the underlying currency country to accounts outside the underlying currency country or delivering U.S. dollars from accounts inside the United States to accounts outside the United States; or

•	delivering the underlying currency between accounts inside the underlying currency country or to a party that is a non-resident of the underlying currency country or delivering U.S. dollars between accounts inside the United States or to a party that is a non-resident of the United States.

A “liquidity event” with respect to the underlying currency means the imposition by any relevant country (or any political subdivision or regulatory authority thereof) of any capital or currency controls (such as a restriction placed on the holding of assets in or transactions through any account in the relevant country by a non-resident of that relevant country), or the publication of any notice of an intention to do so, that the calculation agent determines in good faith and in a commercially reasonable manner is likely to materially affect an investment in the underlying currency or U.S. dollars.

A “taxation event” with respect to the underlying currency means the implementation by a relevant country (or any political subdivision or regulatory authority thereof), or the publication of any notice of an intention to implement, any changes to the laws or regulations relating to foreign investment in that relevant country, as applicable (including, but not limited to, changes in tax laws and/or laws relating to capital markets and corporate ownership), that the calculation agent determines in good faith in a commercially reasonable manner are likely to materially affect an investment in the underlying currency or U.S. dollars.

A “discontinuity event” with respect to the underlying currency means the pegging or de-pegging of the underlying currency relative to the U.S. dollar (or of U.S. dollars relative to the underlying currency) or the controlled appreciation or devaluation by the relevant country (or any political subdivision or regulatory authority thereof) of the underlying currency relative to the U.S. dollar (or U.S. dollars relative to the underlying currency), as determined by the calculation agent in good faith and in a commercially reasonable manner.

A “price source disruption event” with respect to the underlying currency means the non-publication or unavailability of the applicable spot rate for the underlying currency relative to the U.S. dollar on the applicable Reuters page (or any substitute page) and at the applicable time for the determination of the exchange rate for the underlying currency on any date of determination.

Currency Succession Events

A “currency succession event” with respect to the underlying currency or the U.S. dollar means the occurrence of either of the following events:

(a) the underlying currency or the U.S. dollar is lawfully eliminated and replaced with, converted into, redenominated as, or exchanged for, another currency; or

(b) the relevant country for the underlying currency or the U.S. dollar divides into two or more countries or economic regions, as applicable, each with a different lawful currency immediately after that event.

The underlying currency or the U.S. dollar with respect to which a currency succession event has occurred is referred to in this pricing supplement as the “former currency.”

On and after the effective date of a currency succession event, the former currency will be deemed to be replaced with:

•	in the case of clause (a) above, the currency that lawfully replaces the former currency, into which the former currency is converted or redenominated, or for which the former currency is exchanged, as applicable, or

•	in the case of clause (b) above, a currency selected by the calculation agent from among the lawful currencies resulting from the division that the calculation agent determines in good faith and in a commercially reasonable manner is most comparable to the former currency, taking into account the latest available quotation for the spot rate of the former currency relative to the U.S. dollar or the relevant underlying currency relative to the former currency, as applicable, and any other information that it deems relevant.

The replacement currency determined as described in the bullets above is referred to in this pricing supplement as the “successor currency.”

Upon the occurrence of a currency succession event, the exchange rate for any underlying currency affected by the currency succession event (either because the currency succession event has occurred with respect to the underlying currency or because the currency succession event has occurred with respect to the U.S. dollar) on any day prior to the relevant currency succession event will be adjusted so that the new exchange rate for that prior day will equal the product of:

•	the original exchange rate for that prior day; and

•	a ratio of the successor currency to the former currency, which ratio will be calculated on the basis of the exchange rate set forth by the relevant country or economic region of the former currency for converting the former currency into the successor currency on the effective date of the currency succession event, as determined by the calculation agent.

In the event that the exchange rate is not publicly announced by the relevant country or economic region, the exchange rate for that prior day will be adjusted by the calculation agent in good faith and in a commercially reasonable manner.

Notwithstanding the foregoing, if, as a result of a currency succession event, (a) in the case of a former currency that is the underlying currency, the successor currency is the U.S. dollar or (b) in the case of a former currency that is the U.S. dollar, a successor currency is the same as the relevant underlying currency, in lieu of the adjustments to the relevant exchange rates described above, the exchange rate for the affected underlying currency on each relevant day occurring on and after the effective date of that currency succession event will be based on the exchange rate on the date of the currency succession event as announced by the relevant country or economic region (or if that country or economic region has not announced an exchange rate, an exchange rate as determined by the calculation agent in good faith and in a commercially reasonable manner).

Upon the occurrence of a currency succession event, the calculation agent will select in good faith and in a commercially reasonable manner a substitute Reuters or Bloomberg page for purposes of determining the exchange rate of the underlying currency. To the extent the market convention for quoting the exchange rate for the successor currency relative to the U.S. dollar or the underlying currency relative to the successor currency, as applicable, is different from the market convention for the underlying currency relative to the U.S. dollar, the calculation agent will apply all calculations in a manner consistent with the original market convention in accounting for any adjustments resulting from a currency succession event.

Supplemental plan of distribution: Citigroup Global Markets Holdings Inc. expects to sell to CGMI, and CGMI expects to purchase from Citigroup Global Markets Holdings Inc., the aggregate stated principal amount of the offered notes specified on the front cover of this pricing supplement. CGMI proposes initially to offer the notes to the public at the issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.67% of the stated principal amount. The issue price for notes purchased by certain fee-based advisory accounts will be between 98.33% and 100.00% of the stated principal amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes is 0.00%). In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle two business days after the date on which the parties agree to the sale. Because the settlement date for the notes is more than two business days after the trade date, investors who wish to sell the notes at any time prior to the second business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates. CGMI or such other of our affiliates or such dealer or its affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the closing level of the underlier and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

ERISA: as described under “Benefit Plan Investor Considerations” on pages EA-52 and EA-53 in the accompanying product supplement

Calculation Agent: CGMI

CUSIP: 17327TVB9

ISIN: US17327TVB96

HYPOTHETICAL EXAMPLES

The table and chart below are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity.

The table and chart below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period. Investors in the notes will not receive any dividends on the stocks that constitute the underlier. The table and chart below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the Notes Is Not Equivalent to Investing in the Underlier or the Stocks that Constitute the Underlier” below.

The information in the table and chart below reflects hypothetical returns on the notes assuming that they are purchased on the original issue date at the stated principal amount and held to the maturity date. If you sell your notes in a secondary market prior to the maturity date, your return will depend upon the value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table or chart below such as interest rates, the volatility of the underlier and our and Citigroup Inc.’s creditworthiness. Please read “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement. It is likely that any secondary market price for the notes will be less than the issue price.

The information in the table and chart also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Stated principal amount	$1,000
Cap level	105.37% of the initial underlier level
Maximum settlement amount	$1,161.10 per $1,000 stated principal amount note

The originally scheduled determination date is not a market disrupted day or a currency disrupted day

No change in or affecting any of the stocks comprising the underlier or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the stated principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the adjusted closing level of the underlier prior to the trade date and may be higher or lower than the adjusted closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier or the exchange rate over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical adjusted closing levels of the underlier shown elsewhere in this pricing supplement. For information about the historical adjusted closing levels of the underlier, the historical closing levels of the underlier and the historical exchange rates during recent periods, see “The Underlier — Historical Adjusted Closing Levels of the Underlier” below, “The Underlier — Historical Closing Levels of the Underlier” below and “The Underlier — Historical exchange rates” below, respectively. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier and the exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the stated principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding stated principal amount of the notes on the maturity date would equal 100.000% of the stated principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Stated Principal Amount)
200.000%	116.110%
175.000%	116.110%
150.000%	116.110%
105.370%	116.110%
102.500%	107.500%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%

25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the stated principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the stated principal amount and held them to the maturity date, you would lose 75.000% of your investment. In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the stated principal amount), or 116.110% of each $1,000 stated principal amount of your notes, as shown in the table above. As a result, you would not benefit from any increase in the final underlier level over 105.370% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.000% would result in a hypothetical cash settlement amount of less than 100.000% of the stated principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 105.370% (the section right of the 105.370% marker on the horizontal axis) would result in a capped return on your investment.

The following three examples show the effect of the exchange rate on the payment at maturity. The calculation agent will divide the closing level of the underlier by the applicable exchange rate, in order to determine the adjusted closing level. Accordingly, changes in the exchange rate may impact the amount payable on the maturity date and the market value of the notes. The numbers appearing in the tables below have been rounded for ease of analysis.

The hypothetical examples below are based on a hypothetical closing level of the underlier on the trade date of 100.00, a hypothetical cap level of 105.37 and a hypothetical exchange rate on the trade date of 1.00. These hypothetical levels have been chosen for illustrative purposes only and may not represent likely levels on the trade date.

Example 1: The final underlier level is greater than the cap level. The payment at maturity will equal the maximum settlement amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	120.00	0.95	126.32

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated by 20% from the hypothetical closing level of the underlier on the trade date, and the Canadian dollar has appreciated against the U.S. dollar by 5% (measured in terms of the Canadian dollar value of one U.S. dollar).

Because the hypothetical final underlier level of 126.32 is greater than the cap level, the hypothetical payment at maturity will equal the maximum settlement amount of $1,161.10.

Example 2: The final underlier level is greater than the initial underlier level but less than the cap level. The payment at maturity exceeds the $1,000 principal amount but is less than the maximum settlement amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	110.00	1.05	104.76

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated by 10% from the hypothetical closing level of the underlier on the trade date. However, the Canadian dollar has depreciated against the U.S. dollar by 5% (measured in terms of the Canadian dollar value of one U.S. dollar).

Because the hypothetical final underlier level is greater than the hypothetical initial underlier level, the payment at maturity is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 300% times (c) the underlier return, subject to the maximum settlement amount of $1,161.10.

Payment at maturity = $1,000 + ($1,000 × 300% × 4.76%) = $1,142.86

Example 3: The final underlier level is less than the initial underlier level. The payment at maturity is less than the $1,000 principal amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	90.00	1.05	85.71

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has depreciated from the hypothetical closing level of the underlier on the trade date by 10%. In addition, the Canadian dollar has depreciated against the U.S. dollar by 5% (measured in terms of the Canadian dollar value of one U.S. dollar).

Because the hypothetical final underlier level is less than the hypothetical initial underlier level, the payment at maturity is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.

Payment at maturity = $1,000 + ($1,000 × -14.29%) = $857.14

As the above examples illustrate, any depreciation of the Canadian dollar against the U.S. dollar will offset any appreciation and exacerbate any depreciation in the closing level of the underlier.

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels of the underlier and exchange rates that may not be achieved on the determination date. The actual cash settlement amount you receive on the maturity date may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their stated principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the stated principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Summary Risk Factors — The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” on page PS-14 of this pricing supplement.

We cannot predict the actual final underlier level or what the value of your notes will be on any particular day, nor can we predict the relationship between the underlier level, the exchange rate and the value of your notes at any time prior to the maturity date. The actual amount that you will receive, if any, at maturity and the return on the notes will depend on the actual initial underlier level, the cap level and the maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the maturity date may be very different from the information reflected in the table and chart above.

SUMMARY RISK FACTORS

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlier. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

You May Lose Some or All of Your Investment

Unlike conventional debt securities, the notes do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the performance of the underlier and changes in the exchange rate and will depend on whether, and the extent to which, the underlier return, which includes any gain or loss caused by a change in the exchange rate, is positive or negative. If the underlier depreciates below the initial underlier level, you will receive less than the stated principal amount of your notes at maturity. Your investment will be exposed to loss if the final underlier level is less than the initial underlier level, which includes any loss caused by a change in the exchange rate. You should understand that any depreciation of the underlier will result in a loss of 1% of the stated principal amount for each 1% by which the underlier depreciates below the initial underlier level. There is no minimum payment at maturity, and you may lose up to all of your investment.

A Decrease in the Value of the Canadian Dollar Relative to the U.S. Dollar May Adversely Affect Your Return on the Notes

The return on the notes is based on the performance of the underlier and the exchange rate. The final underlier level is the adjusted closing level on the determination date. The adjusted closing level on any relevant day is the closing level of the underlier on that day, converted into U.S. dollars based on the exchange rate on that day. Accordingly, any depreciation in the value of the Canadian dollar relative to the U.S. dollar (or alternatively, any increase in the value of the U.S. dollar relative to the Canadian dollar) may adversely affect your return on the notes.

The Initial Underlier Level Will Be Determined at the Discretion of CGMI, as the Calculation Agent

The initial underlier level may be an intraday level of the underlier on the trade date, as determined by the calculation agent in its sole discretion, and may not be based on the closing level of the underlier on such trade date. The initial underlier level may be higher or lower than the actual adjusted closing level of the underlier on the trade date. Although the calculation agent will determine the initial underlier level in good faith, the discretion exercised by the calculation agent in determining the initial underlier level could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes, including the determination of the initial underlier level.

The Notes Do Not Pay Interest

Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

Your Potential Return On the Notes Is Limited

Your potential total return on the notes at maturity is limited by the maximum settlement amount. Any increase in the final underlier level over the cap level will not increase your return on the notes and will progressively reduce the effective degree of your participation in the appreciation of the underlier.

The Determination Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

We will not determine the determination date until the trade date, so you will not know the exact term of, or the maturity date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the determination date range described on PS-4, and as long as the longer end of the determination date range. You should be willing to hold your notes until the latest possible maturity date contemplated by the determination date range. The determination date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the determination date range, rather than the shorter end of the determination date range.

Investing in the Notes Is Not Equivalent to Investing in the Underlier or the Stocks that Constitute the Underlier

You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlier. As of October 24, 2019, the average dividend yield of the stocks that constitute the underlier was approximately 3.24% per year. While it is impossible to know the future dividend yield of the stocks that constitute the underlier, if this average dividend yield were to remain constant for the term of the notes, you would be forgoing an aggregate yield of approximately 5.67% (assuming no reinvestment of dividends and assuming the determination date is set at the most distant date in the range set forth on the cover page) by investing in the notes instead of investing directly in the stocks that constitute the underlier or in another investment linked to the underlier that provides for a pass-through of dividends. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

Your Payment at Maturity Depends on the Closing Level of the Underlier on a Single Day

Because your payment at maturity depends on the closing level of the underlier solely on the determination date, you are subject to the risk that the closing level of the underlier on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlier that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing levels of the underlier, you might have achieved better returns.

The Notes Are Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlier, dividend yields on the stocks that constitute the underlier and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

The Estimated Value of the Notes Is Not an Indication of the Price, if Any, at Which CGMI or Any Other Person May Be Willing to Buy the Notes From You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlier and a number of other factors, including the price and volatility of the stocks that constitute the underlier, the dividend yields on the stocks that constitute the underlier, the volatility of the exchange rate between the U.S. dollar and the Canadian dollar, the correlation between that exchange rate and the level of the underlier, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of the underlier may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the level of the underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value That Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or Its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

The Underlying Index is Subject to Risks Associated with Non-U.S. Markets

Investments in securities linked to the value of non-U.S. stocks involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules that are different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Fluctuations in Exchange Rates Will Affect the Adjusted Closing Level of the Underlier

Because the stocks that constitute the underlier are traded in Canadian dollars and the adjusted closing level of the underlier is based on the U.S. dollar value of the stocks that constitute the underlier, holders of the notes will be exposed to currency exchange rate risk with respect to the Canadian dollar. Exchange rate movements for the Canadian dollar are volatile and are the result of numerous factors specific to Canada, including the supply of, and the demand for, Canadian dollars, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to Canada and the United States. If the U.S. dollar strengthens against the Canadian dollar (i.e., the exchange rate increases), the adjusted closing level of the underlier will be adversely affected for that reason alone and the payment at maturity on the notes may be reduced. Of particular importance to potential currency exchange risk are: governmental interventions; existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in Canada and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Canada and the United States and other countries important to international trade and finance.

Changes in the Level of the Underlier and Exchange Rate May Offset Each Other

The notes are linked to the S&P/TSX 60 Index, converted into U.S. dollars. Price movements in the underlier and movements in the exchange rate may not correlate with each other. At a time when the level of the underlier increases, the value of the Canadian dollar against the U.S. dollar may decline. Therefore, in calculating the final underlier level, increases in the level of the underlier may be moderated, or more than offset, by declines in the value of the Canadian dollar against the U.S. dollar. Similarly, at a time when the Canadian dollar appreciates against the U.S. dollar, the level of the underlier may decline. Therefore, in calculating the final underlier level, increases in the value of the Canadian dollar against the U.S. dollar may be moderated, or more than offset, by declines in the level of the underlier. There can be no assurance that the final underlier level will be higher than the initial underlier level.

You will lose some or all of your investment in the notes if the final underlier level is lower than the initial underlier level.

Even Though the U.S. Dollar and the Canadian Dollar Trade Around-the-Clock, the Notes Will Not

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the underlying currency and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the underlying currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Our Offering of the Notes Does Not Constitute a Recommendation of the Underlier

The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlier is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlier or in instruments related to the underlier or such stocks and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlier. These and other activities of our affiliates may affect the level of the underlier in a way that has a negative impact on your interests as a holder of the notes.

The Level of the Underlier May Be Adversely Affected by Our or Our Affiliates’ Hedging and Other Trading Activities

We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates, who may take positions directly in the stocks that constitute the underlier and other financial instruments related to the underlier or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the stocks that constitute the underlier and other financial instruments related to the underlier or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities. These activities could affect the level of the underlier in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates or any dealer or its affiliates while the value of the notes declines. If the dealer from which you purchase notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We and Our Affiliates May Have Economic Interests That Are Adverse to Yours as a Result of Our Affiliates’ Business Activities

Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlier, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Important Determinations With Respect to the Notes

If certain events occur, such as market disruption events or the discontinuance of the underlier, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

Adjustments to the Underlier May Affect the Value of Your Notes

The underlier sponsor may add, delete or substitute the stocks that constitute the underlier or make other methodological changes that could affect the level of the underlier. The underlier sponsor may discontinue or suspend calculation or publication of the underlier at any time without regard to your interests as holders of the notes.

We May Sell an Additional Aggregate Stated Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate stated principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the stated principal amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the stated principal amount. If you purchase your notes at a premium to the stated principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the stated principal amount or a discount to the stated principal amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to the stated principal amount. For example, if you purchase your notes at a premium to the stated principal amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

If you are a non-U.S. investor, you should review the discussion of withholding tax issues in “United States Federal Tax Considerations—Non-U.S. Holders” below.

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “United States Federal Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

The S&P/TSX 60 Index is a subset of the S&P/TSX Composite® Index. The S&P/TSX Composite® Index is a broad market measure for the Canadian equity markets. The S&P/TSX 60 Index has 60 constituents and represents Canadian large capitalization securities with a view to matching the sector balance of the S&P/TSX Composite® Index according to the Global Industry Classification Standard (“GICS®”), which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios.

In using trading data to determine any matter relating to the S&P/TSX 60 Index, including index composition and calculations, trading data on the Toronto Stock Exchange (“TSX”) and U.S. exchanges is reviewed. The S&P/TSX 60 Index is calculated in Canadian dollars. The S&P/TSX 60 Index is reported by Bloomberg L.P. under the ticker symbol “SPTSX60.” For additional information about the S&P/TSX 60 Index, see the information set forth under “Annex A” to this pricing supplement.

Additional information is available on the underlier sponsor’s website (including information regarding (i) the underlier’s top ten constituents and (ii) the underlier’s sector weightings). We are not incorporating by reference the website or any material it includes in this document. Neither the issuer nor CGMI makes any representation that such publicly available information regarding the underlier is accurate or complete.

Historical Adjusted Closing Levels of the Underlier

The adjusted closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the adjusted closing level of the underlier during any period shown below is not an indication that the adjusted closing level of the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical adjusted closing levels of the underlier as an indication of the future performance of the adjusted closing levels of the underlier. We cannot give you any assurance that the future performance of the adjusted closing levels of the underlier will result in a return of any of your initial investment on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the adjusted closing levels of the underlier. The actual performance of the adjusted closing levels of the underlier over the life of the notes, as well as the cash settlement amount may bear little relation to the historical adjusted closing levels of the underlier shown below.

The graph below shows the adjusted closing levels of the underlier on each day from January 2, 2014 through October 24, 2019. The adjusted closing levels listed in the graph on below are based on the closing levels and exchange rates reported by Bloomberg L.P., without independent verification. The exchange rates used to determine the adjusted closing levels in the graph were determined by reference to the exchange rates reported by Bloomberg L.P.

The adjusted closing level of the underlier on October 24, 2019 was approximately 748.486701 calculated in the manner set forth under “Summary Information — Key Terms — Adjusted closing level” on page PS-4 of this pricing supplement.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the stated principal amount of your notes on the maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the closing levels of the underlier for each day such level was available from January 2, 2014 to October 24, 2019. We obtained the closing levels from Bloomberg L.P., without independent verification.

The closing level of the underlier on October 24, 2019 was 979.321.

Historical exchange rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical exchange rate as an indication of the future performance of the exchange rate. We cannot give you any assurance that the future performance of the exchange rate will result in a return of any of your initial investment on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical rates shown below.

The graph below shows the Canadian dollar/U.S. dollar exchange rates (expressed as the amount of Canadian dollars per one U.S. dollar) on each day from January 2, 2014 through October 24, 2019, as shown on Bloomberg.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg and may not be indicative of the exchange rate that would be derived from the applicable Reuters page in the manner set forth under “Summary Information — Key Terms — Exchange rate” on page PS-4 of this pricing supplement.

The exchange rates are expressed as the amount of Canadian dollars per one U.S. dollar. An increase in the exchange rate for a given day indicates a weakening of the Canadian dollar against the U.S. dollar, while a decrease in the exchange rate indicate a relative strengthening of the Canadian dollar against the U.S. dollar.

The exchange rate at approximately 4:00 p.m., London time, on October 24, 2019 was approximately 1.3084, calculated in the manner set forth under “Summary Information — Key Terms — Exchange rate” on page PS-4 of this pricing supplement.

UNITED STATES FEDERAL TAX CONSIDERATIONS

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “Summary Risk Factors” in this pricing supplement.

In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid forward contract for U.S. federal income tax purposes. By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. There is uncertainty regarding this treatment, and the IRS or a court might not agree with it. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result under current law:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•	Upon a sale or exchange of a note (including retirement at maturity), you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions below and in “United States Federal Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“U.S. Underlying Equities”) or indices that include U.S. Underlying Equities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more U.S. Underlying Equities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2021 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. Underlying Equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding tax under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects terms of the notes that have not yet been fixed as well as uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the trade date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors — The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity.”

© 2019 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

Annex A

All information contained in this pricing supplement regarding the S&P/TSX 60 Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”). The S&P/TSX 60 Index is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue publication of, the S&P/TSX 60 Index.

The S&P/TSX 60 Index is reported by Bloomberg L.P. under the ticker symbol “SPTSX60.”

The S&P/TSX 60 Index is a subset of the S&P/TSX Composite® Index. The S&P/TSX Composite® Index is a broad market measure for the Canadian equity markets. The S&P/TSX 60 Index has 60 constituents and represents Canadian large capitalization securities with a view to matching the sector balance of the S&P/TSX Composite® Index according to the Global Industry Classification Standard (“GICS®”), which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios.

In using trading data to determine any matter relating to the S&P/TSX 60 Index, including index composition and calculations, trading data on the Toronto Stock Exchange (“TSX”) and U.S. exchanges is reviewed. The S&P/TSX 60 Index is calculated in Canadian dollars.

Composition of the S&P/TSX 60 Index

The S&P/TSX Index Committee (the “Index Committee”) maintains the S&P/TSX Composite® Index and the S&P/TSX 60 Index.

The criteria for index additions include, but are not limited to:

•	Market Capitalization. To be eligible for inclusion in the S&P/TSX 60 Index, securities must be constituents of the S&P/TSX Composite® Index. To be eligible for inclusion in the S&P/TSX Composite® Index, a security must meet the following two criteria:

o	Based on the volume weighted average price (VWAP) of the security on the Toronto Stock Exchange over the last 10 trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.04% of the S&P/TSX Composite® Index, after including the quoted market value (QMV) of that security in the total float capitalization of the S&P/TSX Composite® Index.

o	The security must have a minimum VWAP of C$ 1 over the past three months and over the last 10 trading days of the month-end prior to the quarterly review.

•	Size. When adding securities to the S&P/TSX 60 Index, the Index Committee generally selects amongst the larger securities, in terms of float QMV, in the S&P/TSX Composite® Index. Size may, however, be overridden for purposes of sector balance as described below.

•	Liquidity. Stocks must have sufficient liquidity on the TSX to assure reliable price discovery through trading on the TSX. The S&P/TSX Canada Index Committee may exclude securities from the S&P/TSX Composite® Index (and therefore, the S&P/TSX 60 Index) if, in the opinion of the Index Committee, liquidity is not sufficient. When adding securities to the S&P/TSX 60 Index, the Index Committee generally selects securities with float turnover (total number of shares traded in Canada and U.S. in the previous 12 months divided by float-adjusted shares outstanding at the end of the period) of at least 0.35. This is a guideline only and may be changed at the discretion of the Index Committee. In addition, this range may be overridden for purposes of sector balance described below.

•	Sector Balance. Security selection for the S&P/TSX 60 Index is conducted with a view to achieving sector balance that is reflective of the GICS sector weights in the S&P/TSX Composite® Index.

•	Frequency. Minimum index turnover is preferable. Changes are made to the S&P/TSX 60 Index on an as needed basis. The most common cause of deletion is merger or acquisition of a company. Other common reasons for deletion include bankruptcy, restructuring or other corporate actions. If a company substantially fails to meet one or more of the aforementioned guidelines for inclusion or if a company fails to meet the rules for continued inclusion in the S&P/TSX Composite, it is removed. The timing of removals is at the discretion of the Index Committee.

•	Ineligible Securities. Securities issued by mutual fund corporations, preferred shares, exchangeable shares, warrants, installment receipts and other securities deemed inappropriate by the Index Committee, from time to time, are not eligible for inclusion in the S&P/TSX Composite® Index (and therefore, the S&P/TSX 60 Index). Installment receipts are not eligible for inclusion in the S&P/TSX Composite® Index (and therefore, the S&P/TSX 60 Index), but can be used in lieu of common share trading history. Securities that are “paper-clipped” combinations of equity and debt, and which can be separated by holders, are not eligible. “Stapled” securities, in which a combination of securities trade as one and cannot be broken apart, are eligible for inclusion. Income Deposit Securities, Enhanced Income Securities (EIS) and Income Participating Securities are paper-clipped and, therefore, are ineligible.

To be included in the eligible securities pool, securities must be listed on the Toronto Stock Exchange (“TSX”) for at least six full calendar months as of the month-end prior to the applicable quarterly review. In evaluating companies graduating from the TSX Venture Exchange to the TSX, only trading that occurred after listing on the TSX is included in the liquidity calculation.

Rebalancing. Rebalancing of the S&P/TSX Composite® Index (and therefore, the S&P/TSX 60 Index) occurs quarterly. Quarterly rebalancing changes take effect on the first business day following the third Friday of March, June, September and December. Intra-quarter changes are made on an as needed basis. Changes occur in response to corporate actions and market developments. The target announcement period is two-to-five business days, but exceptions may apply due to unexpected corporate activity.

The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Buffers. In order to limit the level of S&P/TSX Composite® Index turnover, eligible securities will only be considered for S&P/TSX Composite® Index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy a buffer requirement in terms of the rank of the stock relative to the S&P/TSX Composite® Index. The following buffer aims to limit the level of index turnover that may take place at each quarterly rebalancing, maximizing the efficiency and limiting the cost associated with holding the index portfolio.

•	To be eligible for continued inclusion in the S&P/TSX Composite® Index, a security must meet the following two criteria:

o	Based on the volume weighted average price (VWAP) over the last 10 trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.025% of the index, after including the QMV for that security in the total float capitalization for the index.

o	The security must have a minimum VWAP of C$ 1 over the previous three calendar months.

•	Liquidity is measured by float turnover (total number of shares traded in Canada and U.S. in the previous 12 months divided by float-adjusted shares outstanding at the end of the period). Liquidity must be at least 0.25. For dual-listed stocks, liquidity must also be at least 0.125 when using Canadian volume only.

Share Updates. The share count for all S&P/TSX Composite® Index constituents are updated on a weekly basis if the changes are 5% or more of the total share count. Share changes are announced on Fridays for implementation after the close of trading the following Friday. If a change in shares outstanding of at least 5% causes a company’s investable weight factor (IWF) to change by at least 5%, the IWF is updated at the same time as the share change. Changes of less than 5% of the total shares are accumulated and made quarterly on the third Friday of March, June, September and December.

Calculation of the S&P/TSX 60 Index

The S&P/TSX 60 Index is calculated using a base-weighted aggregative methodology. The value of the S&P/TSX 60 Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the S&P/TSX 60 Index times the number of shares of such stock included in the S&P/TSX 60 Index, and the denominator of which is the divisor, which is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the S&P/TSX 60 Index. In addition, the S&P/TSX 60 Index is float-adjusted, meaning that the share counts used in calculating the S&P/TSX 60 Index reflect only those shares available to investors rather than all of a company’s outstanding shares.

The overall approach to calculate the index is the same as in the S&P 500® Index. For additional information about the S&P 500® Index, see “The S&P U.S. Indices” in the accompanying underlying supplement.

Corporate Action Adjustment

The table below summarizes the types of index maintenance adjustments upon various corporate actions and indicate whether or not a divisor adjustment is required.

Type of Corporate Action	Index Treatment	Divisor Adjustment
Spin-off	See below for more information.	No
Rights offering	The price is adjusted to the Price of the Parent Company minus (the Price of Rights Offering/Rights Ratio). The adjustment factor changes to maintain the weight to be the same as the company had before the rights offering.	No
Stock split	Shares are multiplied by and the price is divided by the split factor.	No

Share/IWF changes	None. The adjustment factor is changed to keep the index weight the same.	No
Special dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the ex-date.	Yes.
Merger or acquisition	If the surviving company is already a member of the S&P/TSX 60 Index, it is retained in the index. If the surviving company does not meet index criteria, it is removed.	Yes, if there is a removal.
Constituent change	The company entering the S&P/TSX 60 Index goes in at the weight of the company coming out.	No
Delisting, acquisition or any other corporate action resulting in a constituent deletion.	The stock is dropped from the S&P/TSX 60 Index.	Yes

Spin-offs. The spun-off company is added to all the indices of which the parent is a constituent, at a zero price at the market close of the day before the ex-date (with no divisor adjustment). If a spun-off company is determined to be ineligible for continued index inclusion, it is removed after at least one day of regular way trading (with a divisor adjustment).

Index Governance

The S&P/TSX 60 Index is maintained by the Index Committee. The Index Committee is comprised of four members representing S&P and three members representing the TSX. The Index Committee is chaired by a member designated by S&P. Meetings are held monthly, and from time to time, as needed.

The Index Committee is responsible for setting rules and policies for the S&P/TSX 60 Index, determining the composition of the S&P/TSX 60 Index and administering the methodology. In fulfilling its responsibilities, the Index Committee has full and complete discretion to amend, apply or exempt the application of the methodology and other index policies as circumstances may require, and add, remove or by-pass any security in determining the composition of any of the indices.

The Index Committee may rely on any information or documentation submitted to or gathered by it that the Index Committee believes to be accurate. Where a public document used by the Index Committee is available in both official languages of Canada, the Index Committee shall assume that the contents of both versions are identical. The Index Committee reserves the right to reinterpret publicly available information and to make changes to the S&P/TSX 60 Index based on a new interpretation of that information at its sole and absolute discretion.

Index corrections and changes to index composition are implemented at such time and in such manner, as the Index Committee deems appropriate. The timing of any index change made in response to a correction shall be at the sole and absolute discretion of the Index Committee.

License Agreement

Citigroup Inc. or its affiliate intends to enter into an agreement with S&P that provides it and certain of its affiliates or subsidiaries, including Citigroup Global Markets Holdings Inc., with a non-exclusive license and, for a fee, with the right to use the S&P/TSX 60 Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P/TSX 60 Index to track general stock market performance. S&P’s and its third party licensors’ only relationship to the issuer or the guarantor (if applicable) is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the S&P/TSX 60 Index, which is determined, composed and calculated by S&P or its third party licensors without regard to the issuer or the guarantor (if applicable) or the notes. S&P and its third party licensors have no obligation to take the needs of the issuer or the guarantor (if applicable) or the owners of the notes into consideration in determining, composing or calculating the S&P/TSX 60 Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P/TSX 60 Index will accurately track the S&P/TSX 60 Index’s performance or provide positive investment returns. S&P, its subsidiaries and their third party licensors are not investment advisors.

Inclusion of a security within the S&P/TSX 60 Index is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

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